Exhibit 99.1

Secoo Receives Approval to Transfer to Nasdaq Capital Market

BEIJING, June 17, 2022 -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), Asia’s leading online integrated upscale products and services platform, today announced that on June 16, 2022, the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request to transfer the listing of the Company’s American Depositary Shares (the “ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on June 17, 2022. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s ADSs. The Company’s ADSs will continue to trade uninterruptedly under the symbol “SECO.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, on December 17, 2021, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until June 15, 2022, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

As a result of the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second period of 180 calendar days, or until December 12, 2022, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to December 12, 2022. Nasdaq’s determination to grant the additional 180-day compliance period was in part based on the Company meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the bid price requirement, and the Company having provided written notice of its intention to cure the deficiency during the additional compliance period, including effecting a reverse stock split or ADS-to-Class A ordinary share ratio if necessary.

The Company intends to continue to actively monitor the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Proposed Transaction, the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company's business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

2